ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

October 7, 2008

2008 OCT 14 A 11:30

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

08005352

COLIN JOHN HARPER
Company Secretary

PROCESSED
OCT 16 2008
THOMSON REUTERS

Lodgement with Australian Stock Exchange:
7 Ocotber 2008 (ASX: Announcement & Media Release – Stokes Bay 1 Well Testing)

dlw 10/14

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

7 October 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

STOKES BAY 1 WELL TESTING

The Company has been advised by the Operator that equipment and crew are currently being mobilised to the Stokes Bay 1 well location to complete road works that will enable testing of the cavernous reef system intersected in the well in 2007.

Final technical work on the testing program concluded that Nitrogen is the best fluid to reduce the pressure on the formation in an effort to induce a flow and replace the surfactant previously proposed to be circulated in the well with fresh water.

Stokes Bay 1 testing to date has not recovered any formation fluids from the Nullara Formation and this test programme is designed to determine whether hydrocarbons are present and the extent of the reservoir.

Based on the completion of the road works and the availability of the Nitrogen equipment, testing on the well is now expected to occur in October 2008. Once the results of this operation have been obtained and reviewed, the next steps in the program will be considered by the Parties to the Joint Venture.

The participants to the Joint Venture in the EP 104 Permit and the R1 Retention Lease are:

ARC Energy Ltd (Held on behalf of Buru Energy Ltd)	38.95% (Operator)
Empire Oil & Gas N.L/Gulliver Productions Pty Ltd	14.8%
Emerald Oil & Gas NL	12.75%
Pancontinental Oil & Gas NL	10%
Phoenix PLC	10%
First Australian Resources Limited	**8.0%**
Indigo Oil Pty Ltd	5.5%

For information on FAR's drilling activities visit our website at www.far.com.au

END

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8733
Email: info@far.com.au Web: www.far.com.au